Ur-Energy Delayed in Exploration at its Screech Lake Property

Denver, Colorado (CCNMatthews – May 9, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or the “Company”) reports that the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) has recommended to the Minister of Indian and Northern Affairs Canada that the Company’s application to conduct an exploratory drilling program at the Company’s Screech Lake property be rejected pursuant to section 128(1)(d) of the Mackenzie Valley Resource Management Act. This section of the Act sets out that the Review Board shall, “Where the development is likely in its opinion to cause an adverse impact on the environment so significant that it cannot be justified, recommend that the proposal be rejected without an environmental impact review”.

Ur-Energy is disappointed by the Review Board’s recommendation and is assessing its options for pursuing its proposed exploration program at the Screech Lake property. The Company also plans to discuss the Board’s recommendation with the Minister of Indian and Northern Affairs Canada. The Company believes that it has proposed an exploration program which maintains the highest possible environmental standards. In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

Bill Boberg, President and CEO, states “We are disappointed by the Review Board’s recommendation and will continue to pursue any and all approaches that will allow us to advance exploration on the project as soon as possible. Screech Lake is an early stage exploration project and this delay in our exploration at Screech Lake does not affect our exploration and development activities in other areas. In Wyoming, we continue on schedule to move our Lost Creek and Lost Soldier projects toward production”.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

The Qualified Person for Ur-Energy Inc., as defined by National Instrument 43-101, is W. William Boberg, President and CEO.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager-Public Relations	Bill Boberg, CEO and President
1-720-981-4588	1-720-981-4588
Toll free: 1-(866) 981-4588	Toll free: 1- (866) 981-4588
dani.wright@Ur-EnergyUSA.com	bill.boberg@Ur-EnergyUSA.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.